Schedule 21.1

Subsidiaries of APCOA/Standard Parking, Inc.

Effective December 31, 2002

Corporate Entities

ISSUER	JURISDICTION
Atrium Parking, Inc.	Delaware
H & T Investment Group, Inc.	Ohio
Hawaii Parking Maintenance, Inc.	Hawaii
Standard Auto Park, Inc.	Illinois
Standard Parking Corporation IL	Delaware
Standard Parking of Canada Ltd.	Ontario, Quebec, Canada
Tower Parking, Inc.	Delaware
U-Park Enterprises, Ltd.	British Columbia, Canada
Virginia Parking Service, Inc.	Delaware
374452 B.C. Limited d/b/a Select Valet Parking	British Columbia, Canada

Limited Liability Companies

Partnership Name

Jurisdiction

APCOA LaSalle Parking Company, LLC	Louisiana
APCOA/Bradley Parking Company, LLC	Connecticut